Exhibit 99.1

Hepsiburada Announces First Quarter 2023 Financial Results

ISTANBUL, May 25, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the first quarter ended March 31, 2023.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three months ended March 31, 2023, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of March 31, 2023. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at March 31, 2023 are as follows:

Date	Index	Conversion Factor
31 March 2023	1,269.8	1.00
31 December 2022	1,128.5	1.13
31 March 2022	843.6	1.51

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year on year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

First Quarter 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 15.1% to TRY 15.1 billion compared to TRY 13.1 billion in Q1 2022.

o	IAS 29-Unadjusted GMV increased by 78.4% to TRY 14.8 billion compared to Q1 2022.

●	Revenue increased by 15.8% to TRY 4,629.5 million compared to TRY 3,997.4 million in Q1 2022.

●	Number of orders increased by 60.9% to 24.1 million compared to 15.0 million orders in Q1 2022.

●	Active Customers was nearly flat at 11.9 million compared to 12.0 million as of March 31, 2022.

●	(Order) Frequency increased by 51.6% to 7.5 compared to 4.9 as of March 31, 2022.

●	Active Merchant base increased by 21.4% to 100.7 thousand compared to 82.9 thousand as of March 31, 2022.

●	Number of SKUs increased by 62.6% to 180.0 million compared to 110.7 million as of March 31, 2022.

●	Share of Marketplace GMV was 68.2% compared to 65.4% in Q1 2022.

●	EBITDA improved to positive TRY 7.3 million compared to negative TRY 1,086.1 million in Q1 2022. Accordingly, EBITDA as a percentage of GMV was at breakeven (positive 0.05%), continuing its improvement by 8.3 percentage points compared to Q1 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 175.9 million compared to negative TRY 302.9 million in Q1 2022. This marked the highest level since our IPO. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q1 2023 improved 4.8 percentage points to positive 1.2% compared to Q1 2022.

●	Net loss for the period was TRY 192.8 million compared to a net loss of TRY 1,220.0 million for Q1 2022.

●	Free cash flow was a negative TRY 153.9 million compared to negative TRY 2,322.0 million in Q1 2022.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“In the first quarter, our team has reached significant milestones despite tough macroeconomic conditions, devastating earthquakes that impacted the market environment and political uncertainty surrounding the elections. EBITDA unadjusted for inflation, at TRY 175.9 million, exceeded breakeven and marked the highest level since our IPO. We achieved this through our unwavering focus on optimizing customer discounts and operating expenses, plus delivery on our compelling value proposition that generated 78% year-over-year GMV growth, unadjusted for inflation.

During the quarter, our appealing services and a range of affordability solutions, have solidified our leader position in Net Promoter Score in the Turkish e-commerce market. This appeal is also evidenced by the enrollment of over one million customers in our Hepsiburada Premium program since its launch, marking another milestone. Moreover, we continued to expand the range of our services and solutions provided to other retailers. On this front, we expect that our comprehensive affordability solutions, including Buy Now Pay Later (BNPL), shopping credit, and installment payments, in addition to the delivery capabilities of Hepsijet, will assist retailers to achieve growth and optimize their value chain.

Working through a still challenging environment, we remain committed to delivering an exceptional customer experience and fostering sustainable growth. We intend to build on the robust start to the year that we have achieved.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended March 31, 2023 and March 31, 2022 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation adjusted (in accordance with IAS 29).

	Three months ended March 31,
(in TRY million	unaudited
unless otherwise indicated)	2023	2022	y/y %
GMV (TRY in billions)	15.1	13.1	15.1%
Marketplace GMV (TRY in billions)	10.3	8.6	19.8%
Share of Marketplace GMV (%)	68.2%	65.4%	2.9	pp
Number of orders (millions)	24.1	15.0	60.9%
Active Customer (millions)	11.9	12.0	(0.4)%
Revenue	4,629.5	3,997.4	15.8%
Gross contribution	1,409.1	490.4	187.4%
Gross contribution margin (%)	9.3%	3.7%	5.6	pp
Net loss for the period	(192.8)	(1,220.0)	(84.2)%
EBITDA	7.3	(1,086.1)	n.m.
EBITDA as a percentage of GMV (%)	0.0%	(8.3)%	8.3	pp
Net cash provided by/(used in) operating activities	60.2	(2,164.9)	n.m.
Free Cash Flow	(153.9)	(2,322.0)	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, gross contribution margin, EBITDA as a percentage of GMV and number of orders and active customer in the “Certain Definitions” section of this press release.

Q2 2023 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of May 25, 2023, considering year to date trends which could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including the inflationary environment both in Türkiye and globally, local currency volatility, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, supply chain disruptions, the impact of natural disasters, the new regulatory environment for our activities in Türkiye, the evolving competitive landscape as well as the uncertainty regarding the post-election environment. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

In Q2 2023, we expect to continue our positive EBITDA performance and deliver IAS 29-Unadjusted EBITDA as a percentage of GMV within the range of 0.5% to 1%. Underpinning this performance, we also expect IAS 29-Unadjusted GMV growth of around 95% in Q2 2023 compared to Q2 2022, which is expected to be well-above inflation considering the 12-month inflation rate of 44% as at April 2023.

Throughout 2023, we intend to remain focused on sustainable GMV growth and on our path to profitability with a prudent approach to capital allocation.

Q1 2023 Business and Strategy Highlights

As at the end of March 2023, the rate of inflation followed a downward trend mainly due to the high base effect compared to the corresponding period:

•	The annual inflation rate published by TurkStat as of March 31, 2023 was 50.5%, down from 61.1% as of March 31, 2022 and 64.3% as of the end of 2022. The monthly inflation rates during the first quarter of 2023 were 7%, 3% and 2% in January, February and March, respectively. The Consumer Confidence Index improved by nearly 8 points on a yearly basis to 80.1 as of March 31, 2023.

In Q1 2023, IAS 29-Unadjusted GMV increased by 78% to TRY 14.8 billion compared to Q1 2022. This exceeded our GMV growth guidance of 70% by 8 percentage points.

•	Adjusted for inflation, GMV increased by 15.1% to TRY 15.1 billion compared to Q1 2022. This performance was attributable to our value proposition supported by the appeal to the customers of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns.

•	For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We achieved continued order growth of 60.9% in Q1 2023 compared to Q1 2022. Order growth came through the continued rise in order frequency. Our Active Customer base remained nearly flat, decreasing 0.4% to 11.9 million as of March 31, 2023 and yet, order frequency grew by 51.6% to 7.5, up from 4.9 as of March 31, 2022. The Active Customer base was temporarily impacted by the earthquakes in February 2023 as monthly active customers declined on a month-to-month basis before recovering to the January level in March. Meanwhile, strong customer demand for our digital products (which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription) contributed to the rise in order frequency. Excluding the orders of digital products, order frequency would have been 5.7 as of March 31, 2023 compmared to 4.9 as of March 31, 2022, corresponding to 16.0% growth. Accordingly, order growth excluding that of digital products was 8.8% in Q1 2023 compared to Q1 2022. While these digital products generated less than 1% of our GMV in Q1 2023, we value the repeat interaction they enable with the participating customer segments.

At Hepsiburada, our vision is to lead the digitalization of commerce. Our mission is to be a reliable, innovative and sincere companion in people’s daily lives with each member of our community thinking “I’m so happy to have Hepsiburada”. To achieve this, we aim to pursue a strategic plan built on the following four priorities: a) nurturing loyalty, b) capitalizing on clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services, c) pursuing profitability by focusing on core operations, growth in non-electronics categories and a step change in operating expenses and d) offering payment, lending and last-mile delivery services to third parties.

The discussion below elaborates on each of these priorities and on our related progress in Q1 2023:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, plays a key role in achieving this. Meanwhile, focusing on retention helps us to reduce and optimize our marketing and advertising spend.

•	Hepsiburada Premium is a paid subscription service where members enjoy access to a wide range of benefits that include free delivery and 3% cashback subject to certain conditions, plus free access to an on-demand streaming service, discounted services, among others. The monthly subscription fee as at the end of March 31, 2023 was TRY 14.9.

•	Based on the results of market research conducted by FutureBright (a local research company), Hepsiburada Premium members’ Net Promoter Score (“NPS”) was 87 in March 2023, which is 12 points above the Company’s overall NPS. This indicates a strong satisfaction level from program members.

•	As of the end of Q1 2023, we had 915 thousand Hepsiburada Premium members and by April 30, 2023, this number reached 1 million.

•	Hepsiburada Premium members have continued to generate higher order frequency compared to non-members. Data for the first quarter of 2023 indicated that Premium members’ monthly order frequency was 1.5 times the frequency they had generated before joining the program.

b) Capitalizing on our clear differentiation with affordability and lending solution as well as high service levels on the platform and superior delivery services

•	We are focused on leveraging our sustainable differentiators by providing our customers with best value through our affordability solutions (through Hepsipay) and superior delivery services (through HepsiJet). Our solutions set us apart from the competition by demonstrating our commitment to customer satisfaction.

•	In Q1 2023, we had an overall NPS score of 75 compared to 74 in Q4 2022 (according to the results of the market research conducted by FutureBright on behalf of Hepsiburada). Our high NPS score evidences our leading position in the Turkish e-commerce market. We believe that our fast delivery services, wide range of affordability solutions and the depth and breadth of our selection were instrumental in earning customer appreciation and trust.

i)	Hepsipay

•	Our wallet and payment gateway solution, Hepsipay, registered approximately 11.8 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay) as of March 31, 2023. In Q1 2023, customers with a Hepsipay wallet generated 87% of GMV compared to 76% in Q1 2022, confirming strong performance in migrating Hepsiburada customers to Hepsipay.

•	We remain to be the only e-retailer with licenses in payments and consumer finance as well as first in market to launch “Buy-Now-Pay-Later” (“BNPL”) solution. Our BNPL solution had been used by over 180 thousand customers as of March 31, 2023. Using the BNPL solution, customers can make their payment in up to 12 installments (which bears a service fee charge at different rates per installment number). They can also combine their BNPL limit with other forms of payment to increase the affordability of goods. In Q1 2023, around 152 thousand orders were processed through our non-card affordability solutions (including BNPL and shopping loans), corresponding to a 5.8% share of total GMV for the quarter compared to 2.3% in Q1 2022. Around 60% of this GMV in Q1 2023 came through shopping loans provided by banks. We diligently manage credit risk, while maintaining our focus on growth optimization.

•	In May 2023, Hepsipay launched the Hepsipay debit card available through the Hepsipay wallet. Through the Hepsiburada mobile app, any consumer who completes the required authentication steps can be issued a debit card upon request. The Hepsipay debit card is also linked to the QR payment feature allowing customers to use their Hepsipay debit card at any off-line retailer which accepts QR payments (and we expect to be able to extend this to include any other credit card that customers carry in their Hepsipay wallet). Additionally, Hepsipay debit card holders are able to top up their e-wallets by way of consumer loans (initially from one leading bank in Türkiye) in addition to making money transfers from their bank accounts. Next, Hepsipay plans to launch its one-click check-out (Pay with Hepsipay) service for other retailers which will include affordability solutions such as shopping loan.

ii)	HepsiJet

•	Instrumental to a superior customer experience, HepsiJet is focused on improving its delivery speed. In terms of next-day delivery performance, in Q1 2023, HepsiJet delivered 84% of orders delivered placed our retail arm (1P) within the next day, compared to 81% in Q1 2022.

•	HepsiJet is also a key component of our value proposition for our merchants. In Q1 2023, HepsiJet increased its coverage within our merchant base, delivering around 63% of our total parcels, up from 58% in Q1 2022 (reported as 53% in our Q1 2022 announcement published on June 1, 2022, but revised here to include all merchants regardless of their cargo agreement type).

•	With the addition of another distribution center in Ankara, the capital of Türkiye, HepsiJet serves through a network of eight strategic locations on a total area of around 220 thousand square meters.

•	In Q1 2023, HepsiJet had an 89.9% NPS according to our internal survey results, reflecting its high quality service. Through HepsiJet, our customers enjoy flexible delivery options and value added services, including next-day delivery, same-day delivery, scheduled next-day delivery, scheduled return pickup services from the customer’s address, parcel live-tracking, changing delivery address while the shipment is en route, cancellation option while in transit and a delivery to neighbor option. HepsiJet introduced delivery rescheduling option in Q1 2023.

•	Our HepsiJet’s XL offering which delivers oversized products, increased its penetration of our Marketplace in Q1 2023 by delivering around 60% of oversized parcels, up from 23% in Q1 2022.

c) Pursuing profitability by focusing on core operations, growth in non-electronics and step change in opex

•	As we grow, we intend to pursue profitability through a prioritized focus on core commercial operations in parallel with a considerable reduction in operational expenses (“opex”). In our core platform operation, we aim to increase our wallet share of the retail sector in Türkiye, particularly through a focus on sales in non-electronic categories. In terms of opex, we aim to adopt a Company-wide frugal approach, including for our subsidiaries, and have already initiated a robust review of all cost centers across the Company.

•	Reaching a milestone in Q1 2023, we marked a positive IAS 29-Unadjusted EBITDA of TRY 176 million, the highest since our IPO. This was achieved mainly through a stronger Gross Contribution, optimized advertising spending and prudent opex strategy, despite the continued high inflationary environment. EBITDA was also positive at TRY 7 million in Q1 2023 compared to negative TRY 1,086 million in Q1 2022.

•	We have expanded the capabilities of our merchant platform and app, namely Hepsiburada My Business Partner, to support our merchants. This increased autonomy allows merchants greater control and flexibility in showcasing their products and engaging with customers.

d) Offering payment, lending and last-mile delivery services to third parties

•	We have started offering our last-mile delivery services to other retailers and plan to do the same for our best in class payment services and lending solutions. We see great potential for Hepsipay and HepsiJet to leverage their assets and increase their revenue contribution to our Company.

•	As we continue to improve the service quality of HepsiJet and expand the solutions portfolio of Hepsipay, we expect to gain new customers on our platform by promoting these high-quality services and solutions to other retailers.

•	Externalizing these services is expected to facilitate economies of scale and improved operational efficiency, while establishing market share in respective businesses and contributing to the digitalization of commerce in Türkiye.

•	With the recent launch of the Hepsipay debit card and linked QR payment service, Hepsipay may now be used at any offline retailer that accepts QR payments as well as any online retailer that accepts debit card payments.

•	In Q1 2023, HepsiJet launched a new service feature for one of its third party customers to accept payment at the door, at the time of delivery. HepsiJet is analyzing the possibility of making this service available for all of its customer base. In Q1 2023, around 22.1% of parcels delivered by HepsiJet were to third party customers, up from 19.3% in Q4 2022. Total parcel volume delivered of third parties in Q1 2023 showed a solid increase by nearly 40% compared to Q1 2022.

Two significant events in Türkiye have impacted the operating environment in the first quarter of 2023, namely the significant amendments to the regulation governing the e-commerce sector in Türkiye, and the devastating earthquakes of February 6 in southeastern Türkiye:

•	As disclosed in greater detail in our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on May 1, 2023 (the “2022 Annual Report”), in 2022, significant amendments to the Law on Regulation of Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (the “E-Commerce Law”) were approved and an E-Commerce Regulation guiding the implementation of the E-Commerce Law was adopted (the “E-Commerce Regulation”). The E-Commerce Law and E-Commerce Regulation introduced new obligations for electronic commerce intermediary service providers and electronic commerce service providers, such as Hepsiburada. Notably, starting from 2023, limits were introduced on the total amount of advertising and marketing expenditures and customer discounts for those electronic commerce intermediary service providers whose Net Transaction Volume (“NTV”) in 2022 exceeded TRY 45 billion, and where the number of orders, excluding cancellations and returns, was above 100,000. Currently, we are not subject to any restrictions with respect to advertisement and discount budgets as our NTV for 2022 did not exceed TRY 45 billion. During the first quarter of 2023, our advertising expense as a percentage of GMV was 1.9%, down by 2.0 pp compared to the same period of 2022 and in line with our strategic priority of pursuing profitability.

•	As disclosed in our 2022 Annual Report, the devastating earthquakes of February 6, 2023 resulted in a temporary material decline in overall customer demand on our platform, and in the number of orders received, particularly during the first week of the disaster compared to the prior week, as well as the same week of the prior year. As the overall situation stabilized by mid-March, traffic on our platform recovered almost to pre-earthquake levels. The stores of nearly 1,950 of the approximately 6,500 Active Merchants on our Marketplace with a registered address in the affected region remain in a temporarily suspended mode. Of the eight cross-dock points (i.e. parcel transfer centers) directly impacted by the earthquakes, all have resumed operations, either at newly rented locations or through renewal of existing ones by the end of March 2023.

ESG Actions

•	As a signatory to the United Nations Global Compact (UNGC) and the United Nations Women’s Empowerment Principles, Hepsiburada representatives concluded the UNGC’s Target Gender Equality program, which is a gender equality accelerator program for companies participating in the UN Global Compact. Hepsiburada has had the opportunity to expand implementation of the Women’s Empowerment Principles through participation in the Program.

•	Efforts to integrate sustainability goals within Hepsiburada’s business processes have continued in the first quarter of 2023, with the purpose of creating and regularly monitoring and reporting on key performance indicators. Our inaugural sustainability report, marking a first for Türkiye’s e-commerce sector, was published on May 23, 2023.

•	Our Technology Empowerment for Women Entrepreneurs (“TEWE”) program, launched in 2017 to develop women’s role in the Turkish digital economy, reached an additional 1,856 women in Q1 2023. To date, the program has supported around 43.3 thousand women entrepreneurs. Furthermore, the number of women’s cooperatives on our platform has reached 214 as of March 31, 2023. The program has continued to offer participant women entrepreneurs a range of incentives including (i) free online training, (ii) free studio shoots for marketing materials, and (iii) discounted rates for digital advertisement and banner placement on our platform.

Earthquake Relief Efforts

•	To provide the earliest possible relief to the areas affected by the devastating earthquakes, Hepsiburada launched wide-ranging initiatives together with stakeholders and employees, and in collaboration with public institutions and non-governmental organizations.

•	Immediately following the earthquakes, Hepsiburada delivered relief supplies to the affected region. Additionally, within the scope of the Earthquake Assistance Mobilization initiated by the Ministry of Trade, we distributed the products purchased by our customers to the region under the coordination of AFAD (Disaster and Emergency Management of Türkiye).

•	We launched an international disaster relief campaign page to facilitate donations from other countries to help the affected region.

•	We dedicated 1,500 volunteer workers solely to “earthquake mobilization” activities to reach out to as many of the impacted residents as possible. In addition to the transportation of over 100 truckloads of relief supplies, we allocated more than a hundred small vehicles to the area for micro distribution of relief supplies directly to earthquake victims under the coordination of AFAD.

•	We turned our HepsiJet Adana warehouse into a distribution and coordination center and took over the management of three AFAD warehouses in Adana and Hatay in coordination with public institutions for the distribution of relief supplies. We built a system to monitor the inventory, shipment, and coordination of relief supplies using the experience and expertise of our teams. This system was also available to other organizations and users. We continue to work in the field with our teams and vehicles through our regional logistics hubs.

•	To help local producers in the affected areas, Hepsiburada initiated the “Every Order Serves as Support” campaign enabling the sale of products on the Hepsiburada platform without incurring commission, transaction, or service fees up until the end of April 2023 (until they reach sales of TRY 100,000 during the period this benefit was provided). This campaign was extended to our regional business partners, including producers, merchants, and tradesmen affected by the disaster. Hepsiburada also offered free advertising and promotional support to our business partners to assist merchants in the region in reaching more customers. In February, we made advance payments to assist our merchants in the 11 affected provinces.

Hepsiburada’s “Trade and Technology Empowerment for the Earthquake Region”

•	On March 6, 2023, Hepsiburada initiated a two-year program to support the development of e-commerce abilities of merchants and women entrepreneurs in the region affected by the earthquakes.

•	The program aims to support SMEs, merchants and family businesses, women entrepreneurs and women's cooperatives, boosting the region's e-commerce and logistics capacity, and providing educational and social support to children and families. The program includes the following five pillars:

1.	Support campaigns initiated by Hepsiburada are expected to cover a total of 10,000 business partners in the affected region who continue their e-commerce activities, as well as others who wish to get into e-commerce. These special campaigns are expected to continue for two years.

2.	Hepsiburada plans to establish “E-commerce Specialization Centers" in three cities to enable the growth and development of the region’s e-commerce ecosystem.

3.	Hepsiburada expects to support 5,000 women entrepreneurs in the affected region as part of the Technology Empowerment for Women Entrepreneurs Program.

4.	Hepsiburada plans to continue to seamlessly deliver the products and materials needed to the region, and transport the merchants’ and manufacturers’ sales throughout Türkiye. Hepsiburada also expects to offer storage services to business partners whose warehouses were damaged by the earthquakes.

5.	Hepsiburada plans to offer social and educational support and sports opportunities to the region.

The program pledges to increase e-commerce sales from the region to TRY 10 billion over the next two years and to contribute to the employment of 120,000 people and the livelihood of 500,000 people. As of the end of March 2023:

•	The number of active women entrepreneurs and women cooperatives reached 1,600 and 10, respectively. Since the earthquakes, as part of the TEWE program, various collaborations have been established with NGOs to provide sustainable support to the impacted region.

•	Hepsiburada has taken steps towards establishing the first “E-commerce Specialization Center” in Adana which is scheduled to be opened in June 2023. Also, so as to increase the e-commerce capabilities of merchants and SMEs in the region, we organized 36 live e-commerce training sessions in addition to the online training videos available on the Hepsiburada Business Partner platform and YouTube channel.

•	During and after the Ramadan period, a food package donation campaign was organized in cooperation with public institutions and non-governmental organizations for those in need.

•	On the occasion of the 23 April National Sovereignty and Children's Day, we organized “A Smile is Enough” events and various workshops for over 1,000 children affected by the earthquakes.

Subsequent Events

E-Commerce Regulation Challenge

The lawsuit filed by the Turkish opposition party before the Constitutional Court in September 2022 regarding the cancellation of certain provisions of the E-Commerce Law, is still pending. In addition, an e-commerce market player has filed a lawsuit against the Ministry of Trade, before the Council of State, requesting annulment of certain provisions of the E-Commerce Regulation. The E-Commerce Law is currently valid unless a cancellation decision, if ever, is rendered by the Constitutional Court. On May 10, 2023, the Council of State ruled to suspend execution of certain provisions of the E-Commerce Regulation. We understand that the Ministry of Trade appealed the decision by the Council of State regarding the E-Commerce Regulation. As of the date of this press release, the case remains pending.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the balance sheet which are not stated in terms of the measuring unit current as of the date of the financial statements are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive loss are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at March 31, 2023 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended March 31,
(in TRY million	unaudited
unless otherwise indicated)	2023	2022	y/y %
GMV (TRY in billions)	15.1	13.1	15.1%
Marketplace GMV (TRY in billions)	10.3	8.6	19.8%
Share of Marketplace GMV (%)	68.2%	65.4%	2.9	pp
Revenue	4,629.5	3,997.4	15.8%
Gross contribution	1,409.1	490.4	187.4%
Gross contribution margin (%)	9.3%	3.7%	5.6	pp
Net loss for the period	(192.8)	(1,220.0)	(84.2)%
EBITDA	7.3	(1,086.1)	n.m.
EBITDA as a percentage of GMV (%)	0.0%	(8.3)%	8.3	pp
Net cash provided by/(used in) operating activities	60.2	(2,164.9)	n.m.
Free Cash Flow	(153.9)	(2,322.0)	n.m.

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended March 31,
(in TRY million, unaudited)	2023	2022	y/y %
Sale of goods[1] (1P)	3,368.9	3,217.3	4.7%
Marketplace revenue[2] (3P)	663.1	385.4	72.1%
Delivery service revenue	487.8	352.9	38.2%
Other	109.7	41.8	163.1%
Revenue	4,629.5	3,997.4	15.8%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue increased by 15.8% to TRY 4,629.5 million in Q1 2023 compared to TRY 3,997.4 million in Q1 2022. This was due mainly to a 72.1% increase in Marketplace revenue (3P), comprising 14.3% of total revenue, and a 38.2% increase in our delivery service revenue, comprising 10.5% of total revenue. Our 1P revenue (direct sales), comprising 72.8% of total revenue, increased by 4.7% compared to Q1 2022. Meanwhile, other revenue which mainly consists of HepsiAd (our advertising platform), HepsiLojistik (our fulfillment services provider), and Hepsiburada Premium Subscription revenue streams grew by 163.1% compared to Q1 2022.

While GMV increased by 15.1% in Q1 2023 compared to Q1 2022, the 1P and 3P revenue growth during this period was 11.9%. The difference in growth rates was due mainly to a 2.9 percentage point (pp) shift in GMV mix towards 3P, although partially offset by lower customer discounts in our 3P operations during Q1 2023 compared to Q1 2022. The slight increase in returns and cancellations ratios in Q1 2023 compared to Q1 2022 was another factor.

The 38.2% increase in delivery service revenue compared to Q1 2022 was mainly due to i) annual rises in unit delivery service charges, ii) an increase in delivery service revenue from off-platform customers of Hepsijet, iii) a slight increase in the number of parcels delivered and iv) a 2.9pp shift in the GMV mix towards 3P where we generate higher delivery service revenue compared to our 1P operations.

Gross Contribution

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2023	2022	y/y %
Revenue	4,629.5	3,997.4	15.8%
Cost of inventory sold	(3,220.4)	(3,507.0)	(8.2)%
Gross Contribution	1,409.1	490.4	187.4%
Gross contribution margin (% of GMV)	9.3%	3.7%	5.6	pp

Gross contribution margin improved by 5.6pp to 9.3% in Q1 2023 compared to 3.7% in Q1 2022. This was mainly attributable to i) a 1.5pp increase in 3P margin as a result of cutbacks on customer discounts, and ii) a 3.2pp rise in 1P margin mainly due to the lower quarterly inflation impact on cost of inventory sold (quarterly inflation for Q1 2023 was 12.5% compared to 22.8% for Q1 2022), better inventory management resulting in lower inventory turnover days, and lower customer discounts also in 1P. A 1.6pp shift in GMV mix towards non-electronic category, reaching 43% in Q1 2023 and a 0.5pp increase in delivery service revenue also contributed to the rise in gross contribution margin.

The table below shows the monthly inflation rates in 2023 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2023	7%	3%	2%	-	-	-	-	-	-	-	-	-
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%	4%	3%	1%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months ended March 31, 2023 and 2022 in absolute terms and as a percentage of GMV:

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2023	2022	y/y%
Cost of inventory sold	(3,220.4)	(3,507.0)	(8.2)%
% of GMV	(21.3)%	(26.7)%	5.4	pp
Shipping and packaging expenses	(441.2)	(468.6)	(5.8)%
% of GMV	(2.9)%	(3.6)%	0.7	pp
Payroll and outsource staff expenses	(489.1)	(443.2)	10.4%
% of GMV	(3.2)%	(3.4)%	0.1	pp
Advertising expenses	(283.0)	(514.6)	(45.0)%
% of GMV	(1.9)%	(3.9)%	2.0	pp
Technology expenses	(59.9)	(48.3)	24.0%
% of GMV	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(177.9)	(123.9)	43.6%
% of GMV	(1.2)%	(0.9)%	(0.2	)pp
Other operating expenses, net	(128.7)	(101.8)	26.4%
% of GMV	(0.9)%	(0.8)%	(0.1	)pp
Net operating expenses	(4,800.2)	(5,207.4)	(7.8)%
Net operating expenses as a % of GMV	(31.8)%	(39.7)%	7.9	pp

Net operating expenses decreased by 7.8% to TRY 4,800.2 million in Q1 2023 compared to TRY 5,207.4 million in Q1 2022. As a percentage of GMV, our net operating expenses declined 7.9pp mainly due to a 5.4pp decrease in cost of inventory sold, a 2.0pp decrease in advertising expenses, a 0.7pp decrease in shipping and packaging expenses and a 0.1pp decrease in payroll and outsource staff expenses as a percentage of GMV. This was partially offset by a 0.1pp rise in other operating expenses, net, and 0.2pp rise in depreciation and amortization as a percentage of GMV.

The 5.4pp decrease in cost of inventory sold was mainly due to a 2.9pp shift in GMV mix towards 3P and lower quarterly inflation impact on cost of inventory sold.

The 2.0pp decline in advertising expenses as a percentage of GMV resulted from our continued marketing efficiency efforts. Our segment-based acquisition strategy, marketing channel optimization through further investment in cost effective channels such as social commerce, as well as category-specific optimizations supported efficiency in overall marketing spend.

Financial Income

	Three months ended March 31,
(in TRY million, unaudited)	2023	2022	y/y %
Foreign currency exchange gains	64.7	637.8	(89.9)%
Interest income on time deposits	45.7	18.2	151.1%
Interest income on credit sales	37.7	23.1	63.2%
Net fair value gains on financial assets at fair value	0.9	22.1	(95.9)%
Other	12.6	0.6	2,420.0%
Financial income	161.6	701.8	(77.0)%

Our financial income decreased by 77.0%, or TRY 540.2 million, to TRY 161.6 million in Q1 2023 compared to TRY 701.8 million in Q1 2022. This was mainly driven by a TRY 573.1 million decrease in foreign currency exchange gains from our U.S. dollar denominated bank deposits and financial investments due to stabilized U.S. dollar / TRY rates during Q1 2023 compared to Q1 2022. The decrease in foreign exchange gains was also due to a decline in U.S. dollar denominated banks deposits and financial investments balance.

Financial Expenses

	Three months ended March 31,
(in TRY million, unaudited)	2023	2022	y/y %
Commission expenses due to early collection of credit card receivables	(190.6)	(199.3)	(4.4)%
Foreign currency exchange losses	(52.0)	(185.1)	(71.9)%
Interest expenses on bank borrowings and lease liabilities	(36.6)	(38.3)	(4.4)%
Interest expenses on purchases	(32.4)	(66.8)	(51.5)%
Other	(0.4)	(0.4)	0.0%
Financial expenses	(312.0)	(489.9)	(36.3)%

Our financial expenses decreased by 36.3%, or TRY 177.9 million, to TRY 312.0 million in Q1 2023 compared to TRY 489.9 million in Q1 2022, primarily attributable to a TRY 8.7 million decrease in commission expenses due to early collection of credit card receivables as a result of changes to our free-of-charge credit card installment offers and increase in use of our BNPL solution. Meanwhile, we recorded a TRY 133.1 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of stabilized U.S. dollar/TRY rates during Q1 2023 compared to Q1 2022.

Net Loss for the Period

Net loss for the period was TRY 192.8 million in Q1 2023 down from a net loss of TRY 1,220.0 million in Q1 2022. This TRY 1,027.2 million improvement resulted from the above-mentioned factors and the TRY 150.4 million increase in net financial expenses (net of financial income) and TRY 128.2 million monetary gain in Q1 2023.

EBITDA

EBITDA was TRY 7.3 million in Q1 2023 compared to negative TRY 1,086.1 million in Q1 2022, corresponding to 0.05% EBITDA as a percentage of GMV in Q1 2023. This corresponded to an 8.3pp improvement in EBITDA as a percentage of GMV in Q1 2023 compared to Q1 2022. This strong improvement was driven by a 5.6pp rise in gross contribution margin, a 2.0pp decline in advertising expenses, a 0.7pp decline in shipping and packaging expenses and a 0.1pp decline in payroll and outsource staff expenses as a percentage of GMV partially offset by a 0.1pp rise in other operating expenses, net as a percentage of GMV.

Net Working Capital

Net working capital was negative TRY 4,309.1 million as of March 31, 2023 compared to negative TRY 5,041.8 million as of December 31, 2022. The TRY 732.7 million change in negative net working capital was mainly driven by a TRY 827.3 million decrease in trade payables and payables to merchants, a TRY 205.2 million decrease in trade receivables and a TRY 109.3 million decrease in employee benefit obligations. The decrease in trade payables and payables to merchants was mainly due to payments realized in Q1 2023 as a result of i) higher volume of inventory procurements and ii) increased service payables such as advertising and shipping expenses during Q4 2022. The decrease in trade receivables was mainly due to lower corporate sales receivables. The decrease in employee benefit obligations was mainly due to the provision relating to personnel bonuses.

Cash Flow from Operating Activities

Our net cash provided by operating activities for Q1 2023 comprised a TRY 192.8 million net loss (Q1 2022: net loss of TRY 1,220.0 million), a negative TRY 724.6 million change in net working capital (Q1 2022: negative TRY 2,337.1 million) and a TRY 977.6 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as non-operating items such as financial income & expenses and non-operating monetary gains & losses) (Q1 2022: TRY 1,392.3 million). Net cash provided by operating activities increased by TRY 2,225.1 million to positive TRY 60.2 million in Q1 2023 compared to net cash used by operating activities in Q1 2022 of (negative) TRY 2,164.9 million.

The TRY 2,225.1 million increase in our net cash provided by operating activities mainly resulted from a TRY 1,387.3 million decrease in change in trade payables and payables to merchants, supported by a TRY 269.3 million increase in change in trade receivables.

Free Cash Flow

Our free cash flow was a negative TRY 153.9 million in Q1 2023, up from negative TRY 2,322.0 million in Q1 2022. This improvement was mainly due to the rise in cash provided by operating activities, which is a combined result of better working capital management and a significant improvement in EBITDA.

Total Cash and Financial Investments

Total cash and cash equivalents was at TRY 4,971.8 million as of March 31, 2023 compared to TRY 5,925.4 million as of December 31, 2022. The TRY 953.6 million decrease was mainly due to inventory payments and lower than inflation USD/TRY appreciation (USD/TRY appreciation at around 4% vs. around 12.5% inflation between December 31, 2022 and March 31, 2023) as we held around 61% of our total cash and cash equivalents in U.S. dollar as of March 31, 2023 (54% as of December 31, 2022).

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 26.3 million as of March 31, 2023, from TRY 14.7 million as of December 31, 2022. As of March 31, 2023, supplier and merchant financing loans corresponded to TRY 6.0 million of the short-term bank borrowings compared to TRY 0.9 million as of December 31, 2022. Our long-term borrowings decreased from TRY12.3 million as of December 31, 2023 to TRY 7.8 million as of March 31, 2023.

All of our bank borrowings are denominated in Turkish Lira. As of March 31, 2023, the average annual effective interest rate for bank borrowings (excluding those non-interest bearing loans) remained at around the same level of 21.3% compared to as of December 31, 2022.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Thursday, May 25, 2023 at 16.00 Istanbul time / 14.00 London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada230525.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on May 25, 2023.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023 unless otherwise indicated.)

	31 March 2023 (unaudited)	31 December 2022 (audited)
ASSETS
Current assets:
Cash and cash equivalents	4,971,751	5,925,396
Restricted cash	103,095	120,879
Financial investments	-	19,755
Trade receivables	542,147	747,392
Due from related parties	2,123	1,933
Loan receivables	2,207	3,954
Inventories	1,963,037	2,012,164
Contract assets	21,094	17,270
Other current assets	520,528	578,485
Total current assets	8,125,982	9,427,228

Non-current assets:
Property and equipment	359,522	380,312
Intangible assets	1,069,945	951,723
Right of use assets	472,097	493,455
Loan receivables	2,524	4,341
Other non-current assets	24,800	70,909
Total non-current assets	1,928,888	1,900,740

Total assets	10,054,870	11,327,968

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	26,303	14,683
Lease liabilities	153,830	177,124
Wallet deposits	108,016	127,705
Trade payables and payables to merchants	5,796,296	6,623,627
Due to related parties	12,677	6,277
Provisions	401,572	444,489
Employee benefit obligations	66,282	175,611
Contract liabilities and merchant advances	632,388	718,513
Other current liabilities	446,035	427,615
Total current liabilities	7,643,399	8,715,644

Non-current assets:
Bank borrowings	7,798	12,292
Lease liabilities	106,487	118,095
Employee benefit obligations	23,290	18,518
Other non-current liabilities	157,667	164,953
Total non-current liabilities	295,242	313,858

Equity:
Share capital	340,530	340,530
Other capital reserves	385,753	362,844
Share premiums	9,890,532	9,890,532
Accumulated deficit	(8,500,586)	(8,295,440)

Total equity	2,116,229	2,298,466

Total equity and liabilities	10,054,870	11,327,968

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023 unless otherwise indicated. Unaudited.)

	Three Months Ended
	31 March 2023	31 March 2022
	(unaudited)	(unaudited)
Revenues	4,629,486	3,997,425

Operating expenses
Cost of inventory sold	(3,220,379)	(3,506,973)
Shipping and packaging expenses	(441,163)	(468,604)
Payroll and outsource staff expenses	(489,059)	(443,175)
Advertising expenses	(282,966)	(514,554)
Technology expenses	(59,928)	(48,350)
Depreciation and amortization	(177,884)	(123,875)
Other operating expenses	(154,883)	(123,361)
Other operating income	26,149	21,532

Operating loss	(170,627)	(1,209,935)

Financial income	161,600	701,792
Financial expenses	(311,980)	(489,903)
Monetary gains / (losses)	128,172	(221,995)

Loss before income taxes	(192,835)	(1,220,041)

Taxation on income	-	-

Loss for the period	(192,835)	(1,220,041)

Basic and diluted loss per share	(0.59)	(3.74)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(13,983)	(3,302)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-

Total comprehensive loss for the period	(206,818)	(1,223,343)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023 unless otherwise indicated. Unaudited.)

	1 January – 31 March 2023	1 January – 31 March 2022
	(unaudited)	(unaudited)
Loss before income taxes	(192,835)	(1,220,041)
Adjustments to reconcile loss before income taxes to cash flows from operating activities:	977,621	1,392,281
Interest and commission expenses	295,003	304,304
Depreciation and amortization	177,884	123,875
Interest income on time deposits	(45,679)	(18,216)
Interest income on credit sales	(37,737)	(23,095)
Provision for unused vacation liability	(1,916)	13,989
Provision for personnel bonus	34,201	24,562
Provision for legal cases	1,451	190
Provision for doubtful receivables	7,456	2,083
Provision for impairment of trade goods, net	11,152	(17,995)
Provision for post-employment benefits	1,939	1,345
Provision for share based payment	22,909	45,181
Adjustment for impairment loss of financial investments	(901)	(22,114)
Non cash charges	-	(1,325)
Net foreign exchange differences	(65,716)	(492,271)
Change in provisions due to inflation	(75,317)	(72,797)
Monetary effect on non-operating activities	652,892	1,524,565
Changes in net working capital
Change in trade payables and payables to merchants	(827,331)	(2,214,657)
Change in inventories	37,975	144,500
Change in trade receivables	201,180	(68,099)
Change in contract liabilities and merchant advances	(86,125)	(22,186)
Change in contract assets	(3,824)	578
Change in other liabilities	(48,038)	(78,464)
Change in other assets and receivables	125,413	(2,623)
Change in due from related parties	(190)	(704)
Change in due to related parties	6,400	(9,422)
Post-employment benefits paid	(7,516)	(855)
Payments for concluded litigation	(1,233)	(106)
Payments for personnel bonus	(119,982)	(84,173)
Payments for unused vacation liabilities	(1,301)	(901)
Net cash provided by/(used in) operating activities	60,214	(2,164,872)
Investing activities:
Purchases of property and equipment and intangible assets	(215,102)	(157,125)
Proceeds from sale of property and equipment	979	63
Purchase of financial investments	-	(240,381)
Proceeds from sale of financial investment	18,431	222,215
Interest received on credit sales	50,428	16,233
Interest received on time deposits	37,737	23,095
Payment for acquired businesses, net of cash acquired	-	(5,175)
Net cash used in investing activities	(107,527)	(141,075)
Financing activities:
Proceeds from borrowings	16,352	513,657
Repayment of borrowings	(7,177)	(539,811)
Interest and commission paid	(279,206)	(280,965)
Lease payments	(51,922)	(54,301)
Net cash used in financing activities	(321,953)	(361,420)
Net decrease in cash and cash equivalents	(369,266)	(2,667,367)
Cash and cash equivalents at 1 January	5,918,412	7,047,172
Inflation effect on cash and cash equivalents	(651,845)	(1,189,573)
Effects of exchange rate changes on cash and cash equivalents	72,215	311,073
Cash and cash equivalents at 31 March	4,969,516	3,501,305

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023.Unaudited.

	Three months ended March 31,
	2023	2022
Net loss for the period	(192.8)	(1,220.0)
Taxation on income	-	-
Financial income	161.6	701.8
Financial expenses	(312.0)	(489.9)
Depreciation and amortization	(177.9)	(123.9)
Monetary gains / (losses)	128.2	(221.9)
EBITDA	7.3	(1,086.1)

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.

	Three months ended March 31,
	2023	2022
Revenue	4,629.5	3,997.4
Cost of inventory sold	(3,220.4)	(3,507.0)
Gross Contribution	1,409.1	490.4

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.

	Three months ended March 31,
	2023	2022
Revenue	4,629.5	3,997.4
Reversal of IAS 29 adjustment	96.0	1,469.5
IAS 29-Unadjusted Revenue	4,533.5	2,527.9

The following tables show the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.

	Three months ended
	31 March 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2023	31 March 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2022
Revenue	4,629.5	96.0	4,533.5	3,997.4	1,469.5	2,527.9
Cost of inventory sold	(3,220.4)	(238.5)	(2,981.9)	(3,507.0)	(1,667.4)	(1,839.6)
IAS 29-Unadjusted Gross Contribution			1,551.6			688.3

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.

	Three months ended
	31 March 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2023	31 March 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 March 2022
Net loss for the period	(192.8)	(112.7)	(80.1)	(1,220.0)	(980.3)	(239.7)
Taxation on income	-	-	-	-	-	-
Financial income	161.6	2.8	158.8	701.8	268.7	433.1
Financial expenses	(312.0)	(1.5)	(310.5)	(489.9)	(182.3)	(307.6)
Depreciation and amortization	(177.9)	(73.7)	(104.2)	(123.9)	(61.6)	(62.3)
Monetary gains / (losses)	128.2	128.2	-	(221.9)	(221.9)	-
IAS 29-Unadjusted EBITDA			175.9			(302.9)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by / used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023.Unaudited.

	Three months ended March 31,
	2023	2022
Net cash provided by / (used in) operating activities	60.2	(2,164.9)
Capital expenditures	(215.1)	(157.1)
Proceeds from the sale of property and equipment	1.0	0.1
Free Cash Flow	(153.9)	(2,322.0)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2023.

	As of March 31, 2023	As of December 31, 2022
Current assets	8,126.0	9,427.2
Cash and cash equivalents	(4,971.8)	(5,925.4)
Financial investments	0.0	(19.8)
Current liabilities	(7,643.4)	(8,715.6)
Bank borrowings, current	26.3	14.7
Lease liabilities, current	153.8	177.1
Net Working Capital	(4,309.1)	(5,041.8)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.)

	Restatement Method	Unaudited Unadjusted 31 March 2023	IAS 29 Adjustment	Unaudited Adjusted 31 March 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Audited Adjusted 31 Dec 2022
ASSETS
Current assets:
Cash and cash equivalents	1	4,971,751	-	4,971,751	5,266,008	659,388	5,925,396
Restricted cash	1	103,095	-	103,095	107,427	13,452	120,879
Financial investments	1	-	-	-	17,557	2,198	19,755
Trade receivables	1	542,147	-	542,147	664,221	83,171	747,392
Due from related parties	1	2,123	-	2,123	1,718	215	1,933
Loan receivables	1	2,207	-	2,207	3,514	440	3,954
Inventories	2	1,889,622	73,415	1,963,037	1,724,330	287,834	2,012,164
Contract assets	1	21,094	-	21,094	15,348	1,922	17,270
Other current assets	3	508,461	12,067	520,528	506,890	71,595	578,485
Total current assets		8,040,500	85,482	8,125,982	8,307,013	1,120,215	9,427,228
Non-current assets:
Property and equipment	2	215,400	144,122	359,522	221,626	158,686	380,312
Intangible assets	2	793,209	276,736	1,069,945	655,891	295,832	951,723
Right of use assets	2	262,200	209,897	472,097	261,091	232,364	493,455
Loan receivables	1	2,524	-	2,524	3,858	483	4,341
Other non-current assets	3	24,374	426	24,800	62,700	8,209	70,909
Total non-current assets		1,297,707	631,181	1,928,888	1,205,166	695,574	1,900,740
Total assets		9,338,207	716,663	10,054,870	9,512,179	1,815,789	11,327,968
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	26,303	-	26,303	13,049	1,634	14,683
Lease liabilities	1	153,830	-	153,830	157,414	19,710	177,124
Wallet deposits	1	108,016	-	108,016	113,493	14,212	127,705
Trade payables and payables to merchants	1	5,796,296	-	5,796,296	5,886,538	737,089	6,623,627
Due to related parties	1	12,677	-	12,677	5,579	698	6,277
Provisions	1	401,572	-	401,572	395,025	49,464	444,489
Employee benefit obligations	1	66,282	-	66,282	156,069	19,542	175,611
Contract liabilities and merchant advances	1	632,388	-	632,388	638,556	79,957	718,513
Other current liabilities	3	429,426	16,609	446,035	367,091	60,524	427,615
Total current liabilities		7,626,790	16,609	7,643,399	7,732,814	982,830	8,715,644
Non-current liabilities:
Bank borrowings	1	7,798	-	7,798	10,924	1,368	12,292
Lease liabilities	1	106,487	-	106,487	104,953	13,142	118,095
Employee benefit obligations	1	23,290	-	23,290	16,457	2,061	18,518
Other non-current liabilities	2	74,197	83,470	157,667	77,076	87,877	164,953
Total non-current liabilities		211,772	83,470	295,242	209,410	104,448	313,858
Equity:
Share capital	4	65,200	275,330	340,530	65,200	275,330	340,530
Other capital reserves	4	237,279	148,474	385,753	215,245	147,599	362,844
Share premiums	4	4,260,737	5,629,795	9,890,532	4,260,737	5,629,795	9,890,532
Accumulated deficit	5	(3,063,571)	(5,437,015)	(8,500,586)	(2,971,227)	(5,324,213)	(8,295,440)
Total equity		1,499,645	616,584	2,116,229	1,569,955	728,511	2,298,466
Total equity and liabilities		9,338,207	716,663	10,054,870	9,512,179	1,815,789	11,327,968

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 31 March 2023	IAS 29 Adjustment	Unaudited Adjusted 31 March 2023	Unaudited Unadjusted 31 March 2022	IAS 29 Adjustment	Unaudited Adjusted 31 March 2022
Sale of goods (1P)	6	3,302,687	66,183	3,368,870	2,031,537	1,185,813	3,217,350
Marketplace revenue (3P)	6	647,127	15,943	663,070	244,517	140,925	385,442
Delivery service revenue	6	476,113	11,698	487,811	222,962	129,945	352,907
Other	6	107,609	2,126	109,735	28,869	12,857	41,726
Revenues		4,533,536	95,950	4,629,486	2,527,885	1,469,540	3,997,425

Operating expenses
Cost of inventory sold	7	(2,981,920)	(238,459)	(3,220,379)	(1,839,638)	(1,667,335)	(3,506,973)
Shipping and packaging expenses	6	(431,267)	(9,896)	(441,163)	(298,285)	(170,319)	(468,604)
Payroll and outsource staff expenses	6	(480,039)	(9,020)	(489,059)	(279,366)	(163,809)	(443,175)
Advertising expenses	6	(277,292)	(5,674)	(282,966)	(326,165)	(188,389)	(514,554)
Technology expenses	9	(58,442)	(1,486)	(59,928)	(29,279)	(19,071)	(48,350)
Depreciation and amortization	8	(104,225)	(73,659)	(177,884)	(62,321)	(61,554)	(123,875)
Other operating expenses	9	(150,605)	(4,278)	(154,883)	(70,148)	(53,213)	(123,361)
Other operating income	9	21,893	4,256	26,149	12,140	9,392	21,532

Operating loss		71,639	(242,266)	(170,627)	(365,177)	(844,758)	(1,209,935)

Financial income	6	158,780	2,820	161,600	433,080	268,712	701,792
Financial expenses	6	(310,494)	(1,486)	(311,980)	(307,615)	(182,288)	(489,903)
Monetary gains/(losses)	10	-	128,172	128,172	-	(221,995)	(221,995)

(Loss)/income before income taxes		(80,075)	(112,760)	(192,835)	(239,712)	(980,329)	(1,220,041)

Taxation on income	-	-	-	-	-	-	-

(Loss)/income for the period		(80,075)	(112,760)	(192,835)	(239,712)	(980,329)	(1,220,041)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 March 2023. Unaudited.)

	Unaudited Unadjusted 1 Jan - 31 March 2023	IAS 29 Adjustment	Unaudited Adjusted 1 Jan - 31 March 2023	Unaudited Unadjusted 1 Jan - 31 March 2022	IAS 29 Adjustment	Unaudited Adjusted 1 Jan - 31 March 2022
Loss before income taxes	(80,075)	(112,760)	(192,835)	(239,713)	(980,328)	(1,220,041)
Adjustments to reconcile loss before income taxes to cash flows from operating activities	300,830	676,791	977,621	68,550	1,323,731	1,392,281
Interest and commission expenses	288,340	6,663	295,003	190,335	113,969	304,304
Depreciation and amortization	104,225	73,659	177,884	62,321	61,554	123,875
Interest income on time deposits	(44,609)	(1,070)	(45,679)	(11,699)	(6,517)	(18,216)
Interest income on credit sales	(36,898)	(839)	(37,737)	(14,662)	(8,433)	(23,095)
Provision for unused vacation liability	(1,868)	(48)	(1,916)	8,816	5,173	13,989
Provision for personnel bonus	33,335	866	34,201	15,493	9,069	24,562
Provision for legal cases	1,414	37	1,451	120	70	190
Provision for doubtful receivables	7,267	189	7,456	1,314	769	2,083
Provision for impairment of trade goods, net	(8,603)	19,755	11,152	440	(18,435)	(17,995)
Provision for post-employment benefits	1,890	49	1,939	834	511	1,345
Provision for share-based payment	22,034	875	22,909	28,500	16,681	45,181
Adjustment for impairment loss of financial investments	(875)	(26)	(901)	(13,683)	(8,431)	(22,114)
Non cash charges	-	-	-	(881)	(444)	(1,325)
Net foreign exchange differences	(64,822)	(894)	(65,716)	(198,698)	(293,573)	(492,271)
Change in provisions due to inflation	-	(75,317)	(75,317)	-	(72,797)	(72,797)
Monetary effect on non-operating activities	-	652,892	652,892	-	1,524,565	1,524,565
Changes in net working capital
Change in trade payables and payables to merchants	(90,242)	(737,089)	(827,331)	(544,893)	(1,669,764)	(2,214,657)
Change in inventories	(156,688)	194,663	37,975	(299,145)	443,645	144,500
Change in trade receivables	114,807	86,373	201,180	(98,589)	30,490	(68,099)
Change in contract liabilities and merchant advances	(6,167)	(79,958)	(86,125)	35,267	(57,453)	(22,186)
Change in contract assets	(5,746)	1,922	(3,824)	(1,293)	1,871	578
Change in other liabilities	54,058	(102,096)	(48,038)	17,771	(96,235)	(78,464)
Change in other assets and receivables	43,727	81,686	125,413	(121,112)	118,489	(2,623)
Change in due from related parties	(405)	215	(190)	(966)	262	(704)
Change in due to related parties	7,098	(698)	6,400	(4,196)	(5,226)	(9,422)
Post-employment benefits paid	(7,326)	(190)	(7,516)	(539)	(316)	(855)
Payments for concluded litigation	(1,202)	(31)	(1,233)	(67)	(39)	(106)
Payments for personnel bonus	(119,982)	-	(119,982)	(53,028)	(31,145)	(84,173)
Payments for unused vacation liabilities	(1,272)	(29)	(1,301)	(571)	(330)	(901)
Net cash provided by/(used in) operating activities	51,415	8,799	60,214	(1,242,524)	(922,348)	(2,164,872)
Investing activities:
Purchases of property and equipment and intangible assets	(202,620)	(12,482)	(215,102)	(119,431)	(37,694)	(157,125)
Proceeds from sale of property and equipment	423	556	979	20	43	63
Purchase of financial investments	-	-	-	(151,456)	(88,925)	(240,381)
Interest received on credit sales	18,431	-	18,431	147,643	74,572	222,215
Interest received on time deposits	48,580	1,848	50,428	10,195	6,038	16,233
Proceeds from sale of financial investment	36,898	839	37,737	14,662	8,433	23,095
Payment for acquired businesses, net of cash acquired	-	-	-	(3,439)	(1,736)	(5,175)
Net cash used in investing activities	(98,288)	(9,239)	(107,527)	(101,806)	(39,269)	(141,075)
Financing activities:
Proceeds from borrowings	15,938	414	16,352	324,002	189,655	513,657
Repayment of borrowings	(6,995)	(182)	(7,177)	(340,499)	(199,312)	(539,811)
Interest and commission paid	(272,906)	(6,300)	(279,206)	(175,614)	(105,351)	(280,965)
Lease payments	(50,607)	(1,315)	(51,922)	(34,251)	(20,050)	(54,301)
Net cash used in financing activities	(314,570)	(7,383)	(321,953)	(226,362)	(135,058)	(361,420)
Net decrease in cash and cash equivalents	(361,443)	(7,823)	(369,266)	(1,570,692)	(1,096,675)	(2,667,367)
Cash and cash equivalents at 1 January	5,259,801	658,611	5,918,412	3,812,605	3,234,567	7,047,172
Inflation effect on cash and cash equivalents	-	(651,845)	(651,845)	-	(1,189,573)	(1,189,573)
Effects of exchange rate changes on cash and cash equivalents	71,158	1,057	72,215	84,404	226,669	311,073
Cash and cash equivalents at 31 March	4,969,516	-	4,969,516	2,326,317	1,174,988	3,501,305

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations.

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 57 million members with approximately 180 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 43,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) the outcome of litigation, including the final approval of the proposed class action settlement and execution of the final class action settlement agreement; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; (l) regulatory changes in the e-commerce law and (m) the post-election environment in Türkiye. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2022 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, EBITDA, IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months ended March 31, 2023 and 2022 and as of and for the years ended December 31, 2022. The quarterly information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.